SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For July 8, 2015

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205489), THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-204728), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190918) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT.

QIWI ANNOUNCES DETERMINATION OF INDEPENDENT DIRECTORS AND COMPOSITION OF CERTAIN COMMITTEES OF THE BOARD OF DIRECTORS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission the following information concerning certain resolutions passed by written resolution of its Board of Directors (the “Board”).

Pursuant to the Articles of Association of the Company, in connection with the election of a new board of directors at the annual general meeting of the Company held on June 2, 2015, the terms of appointment of the committees of the Board of the Company have expired. Accordingly, the following resolutions, among others, were adopted:

•	The Board determined Mr. Osama Bedier and Mr. Andrey Shemetov to be independent directors pursuant to the NASDAQ Listing Rules, in addition to Mr. Marcus Rhodes, Mr. Dmitry Pleskonos, and Mr. Rohinton Minoo Kalifa, who were previously determined to be independent by the Board pursuant to the NASDAQ Listing Rules.

•	The Board re-appointed Mr. Marcus Rhodes and appointed Mr. Rohinton Minoo Kalifa and Mr. Andrey Shemetov to the Audit Committee, with Mr. Marcus Rhodes serving as chairman of the Audit Committee.

•	The Board re-appointed Mr. Dmitry Pleskonos and Mr. Andrey Romanenko and appointed Mr. Osama Bedier to the Compensation Committee, with Mr. Dmitry Pleskonos serving as chairman of the Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

QIWI PLC (Registrant)

Date: July 8, 2015	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer